EXHIBIT 3.1

STANDARD FORM

OF

SERIES DESIGNATION

aShareX Fine Art Series __, a Series of aShareX Fine Art, LLC

In accordance with the Limited Liability Company Agreement of aShareX Fine Art, LLC, a Delaware series limited liability company (the “Company”), dated January 13, 2023 (the “Agreement”), and upon the execution of this Series Designation by the Company and aShareX Holdings, LLC, in its capacity as Managing Member of the Company and of the Series established pursuant to this Series Designation, this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as Exhibit ___. References herein to capitalized terms not otherwise defined herein and to Sections and Articles are references to capitalized terms, Sections and Articles in the Agreement, as in effect as of the Effective Date (as defined below).

Name of Series	aShareX Fine Art Series ___, a series of the Company (the “Series”)
Effective Date of Establishment	__________________________(the “Effective Date”)
Managing Member

aShareX Holdings, LLC is appointed as the Managing Member of the Series as of the Effective Date and shall continue to act as the Managing Member of Series until its dissolution pursuant to Section 11.1(b) or its removal and replacement pursuant to Article X. The Managing Member is the initial member of the Series holding 1,000 Class B Shares.

Securities Issued

The Series will have two classes of equity: Class A Shares and Class B Shares. The Class A Shares will be issued to the Investors following the Initial Closing and, if applicable, a Subsequent Closing. They will have the same rights and privileges.

The Class B Shares equate in value to 10% of the Artwork’s appreciation in value over its Purchase Price. If there is no increase in the value of the Artwork from its Purchase Price, the Class B Shares will have no value and the entire amount of Net Sales Proceeds distributable upon the sale of the Artwork will be distributed solely to the Class A Members.

The Class B Shares are convertible into the Class A Shares prior to the sale of the Artwork pursuant to the Conversion Formula set forth in the Agreement. The Class A Shares issued to the Managing Member in such conversion, assuming conversion of all of the Class B Shares, are intended to approximate 10% of the appreciation between the current market price of the Class A Shares at the time of conversion and their aggregate Offering Price.

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Series Asset

Upon the Closing of the Initial Offering of the Class A Shares of the Series, the Series use the proceeds to acquire the artwork entitled ____________________ by ________________(the “Artwork”). Title to the Artwork will be held by aShareX Fine Art Series ___CI (“SP”), a segregated portfolio of aShareX Fine Art CI, SPC, a Cayman Island segregated portfolio company. The SP will be solely owned by the Series.

Asset Manager	aShareX Management, LLC
Asset Manager Fee	As stated in Section 5.9(c), including a Sourcing Fee equal to 4% of Purchase Price of the Artwork
Purpose of Series	As stated in Section 2.4, to acquire, hold and dispose of the Series Assets
Number of Class A Shares

Subject to Section 3.4(c), the maximum number of the Series Class A Shares that can be issued will equal the Acquisition Cost of the Artwork divided by the Offering Price of the Class A Shares in the Initial Closing

Broker of Record	Dalmore Group, LLC
Brokerage Fee	1.00% of the purchase price for the Class A Shares sold at the Initial Offering of the Series, payable by the Managing Member from its assets

Voting

The holders of the Class A Shares shall approve the sale of the Artwork as set forth in Section 5.3 and shall approve amendments to the Agreement and Series Designation to the extent provided in Article XII.

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Distributions

It is not expected that the Series will generate material revenues or profits until the Artwork is sold. At such time, the Net Sales Proceeds will be distributed (i) to the Managing Member in payment of the Class B Shares to the extent of 10% of the Artwork’s appreciation in value over its Purchase Price, and (ii) the balance of the proceeds will be distributed to the Class A Members in proportion to their Class A Shares in the Series. If there is no appreciation in value of the Artwork because the proceeds from the sale are less than the Purchase Price for the Artwork, the Class B Shares will not receive any distributions and they will all be paid to the Class A Members.

Other Rights

Holders of Class A Shares shall have no conversion, exchange, sinking fund, redemption or appraisal rights and they have limited preemptive rights to subscribe for Series Class A Shares issued in a Subsequent Offering to raise capital to pay for loans funded to pay Extraordinary Expenses

Transfer Restrictions

The Class A Shares may only be transferred by operation of law, with the consent of the Managing Member or:

• To an immediate family member or an affiliate of the transferor,

• To a trust or other entity for estate or tax planning purposes if the transferor maintains control of the trust or entity,

• As a charitable gift,

• On the Trading Platform.

In each case the transfer must be reported to the Transfer Agent and Managing Member and the transferee must pass KYC/AML screening tests and agree to be bound by the terms of the Agreement.

A holder may pledge its Class A Shares as collateral for a loan, provided that lien is extinguished prior to the transfer of the shares, and the pledgor and lender agree that, if there is a foreclosure on the lien, the lender will notify the Managing Member and Transfer Agent of the transfer, register the lender (or other transferee) on the Investor Platform and execute the documentation required of any transferee.

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Minimum and Maximum Investment

The minimum investment is $5,000.

Benefit Plan Investors may not acquire in the aggregate more than 24.9% of the Class A Shares in any Series. Investors that are not “accredited investors” as such term is defined under Rule 501(a) of Regulation D may not acquire Class A Shares in an Offering that would result in their investment in the Company exceeding 10% of the greater of the individual’s annual income or net worth, or in the case of an entity, 10% of its net income or net worth, in each case as certified by the Investor in its Auction and Subscription Agreements. Investors may have investment limitations certified to them by the Managing Member based on their income, net worth and/or liquidity.

An Investor who purchases 10% or more of the Class A Shares in an Offering (i) will be subject to certain disclosure requirements in the Company’s SEC filings, and (ii) if it is subject to U.S. taxation, the gain recognized on the sale of the associated Artwork will likely be treated as ordinary income.

Termination and Liquidation	As stated in Sections 11.1(b) and 11.3

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